

June 25, 2012

Via Email
Pedro Perez Niklitschek
President
PN Med Group Inc.
San Isidro 250, depot 618
Santiago, Chile 8240400

> **Re: PN Med Group Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 15, 2012**
> **File No. 333-181229**

Dear Mr. Niklitschek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to comment 1 from our letter dated June 13, 2012, and we reissue, in part, the comment. Please disclose the duration of the offering on the cover page. See Item 501(b)(8)(iii) of Regulation S-K.

Use of Proceeds, page 9

2.   We note your response to comment 4 in our letter dated June 13, 2012 and that you will allocate your proceeds pro rata to the uses described in each of the scenarios described in the Use of Proceeds table. As written, this disclosure is inconsistent with the remainder of your use of proceeds section because it appears that you have allocated a fixed amount to page for legal and professional fees as well as advertising expenses. Please revise to clarify, if true, that, regardless of the amount of funds which are raised, you will initially

Pedro Perez Niklitschek
PN Med Group Inc.
June 25, 2012
Page 2

seek to use the proceeds of the offering to cover your legal and professional fees of
$10,000, and describe order in which you intend to allocate the remaining proceeds once
your legal and professional fees have been paid. Please ensure that these revisions are
consistent with your disclosure on page 10 that if you raise less than $25,000 you will
allocate our proceeds pro rata to the uses described in the $25,000 scenario.

3.   We note your response to comment 5 in our letter dated June 13, 2012. Certain
statements in your use of proceeds section remain unclear. In particular, we note your
statement under the $25,000 category that your car column will include car rental and
purchase based on the sale of 25%, 50%, 75% and 100% of our securities offered by the
Company. Please revise to state the amount of proceeds you intend to use to acquire a
car if you raise $25,000 in the offering.

Plan of Operation, page 12

4.   We reissue comment 9 from our letter dated June 13, 2012. Please revise your plan of
operation to include Mr. Niklitschek's driving expenses. Your plan of operations should
discuss all the expenses associated with the business plan to commence operations, not
just those that would be provided for from the proceeds of the offering. Please revise the
plan of operations accordingly.

5.   We note your response to comment 7 in our letter dated June 13, 2012 and that you
require a minimum of $35,000 for the next twelve months as described in your plan of
operations. Please revise this section to clarify whether you will still seek to implement
your plan of operations even if you raise less than $35,000.

Results of Operations, page 14

6.   We note your response to comment 8 from our letter dated June 13, 2012, and we reissue
the comment. Your disclosure on page 14 which states that Kangtai Medical Devices Co
will act as your exclusive distributor of manufacturer's medical devices throughout the
territory of Chile remains inconsistent with your disclosure elsewhere and your plan of
operations. Please revise to describe your relationship with Kangtai consistently
throughout your prospectus.

Certain Relationships and Related Transactions, page 22

7.   We note your response to comment 11 from our letter dated June 13, 2012, and we
reissue the comment. We continue to be unable to locate the revisions described in your
response to the comment. Please provide the information required by Item 404(a) of
Regulation S-K within this section. In your revisions, please be sure to also include a
description of all related party transactions including your office and storage space which
is provided free of charge by your director.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

John Reynolds
Assistant Director